Special Meeting of Shareholders:

A special meeting of shareholders of the One Group Income Bond Fund was held on November 19, 1999. At the meeting, shareholders voted on the approval of the following proposals:

1. To approve a sub-investment advisory agreement between Banc One Investment Advisors Corporation and Banc One High Yield Partners,
LLC.


For	Against		Abstain

"176,022,681"	"61,309"		"79,424"


2. To transact any other business as properly comes before the meeting or any adjournment thereof.

                  For	 Against		Abstain

"176,012,067"	"85,214"		"66,133"